EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		(As Adjusted)*
	Year Ended	Years Ended		Years Ended
	January 2,	December 27,	December 29,	December 31,
	2010	2008	2007	2006	2005
Earnings available for fixed charges:
Income before taxes and
Noncontrolling interests	$137,955	$199,263	$180,343	$170,568	$108,947
Interest expense	23,284	32,647	26,650	24,160	26,067
Estimated interest component of rental expense	6,297	5,318	4,433	2,500	2,705
Total earnings available for fixed charges	$167,536	$237,228	$211,426	$197,228	$137,719

Fixed charges:
Interest expense	$23,284	$32,647	$26,650	$24,160	$26,067
Estimated interest component of rental expense	6,297	5,318	4,433	2,500	2,705
Total fixed charges	$29,581	$37,965	$31,083	$26,660	$28,772

Ratio of earnings to fixed charges	5.7	6.3	6.8	7.4	4.8

*	See Note 2 of the Consolidated Financial Statements regarding the adjustment pursuant to recently issued accounting guidance.